UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Vineyard National Bancorp

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

927426106

(CUSIP Number)

Jon Salmanson

Norman Morales

c/o Northeast Securities

100 Wall Street – 8th Floor

New York, NY 10005

(212) 607 - 5412

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 927426106	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jon Salmanson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 107,248
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 107,248
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,248
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norman Morales
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 321,292
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 321,292
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 321,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) One Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 257,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 257,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. Kratz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 272,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 272,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 272,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2. 7%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perry B. Hansen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 257,500
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 257,500
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lester Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 34,898
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 34,898
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Koss II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cynthia Harriss
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Glen Terry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Harice Ogle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,485
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 3,485
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,485
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relating to the shares of common stock of Vineyard National Bancorp (the “Issuer”), amends and supplements the original Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on June 30, 2008. This Amendment No.1 is filed on behalf of the following persons: Jon Salmanson, Norman Morales, One Investments, LLC., Douglas M. Kratz, Perry B. Hansen, Lester Strong, Thomas Koss II, Cynthia Harriss, Glen Terry, and Harice Ogle (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

The information in the Original Schedule 13D remains accurate except to the extent it is superseded by the information in this Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Messrs. Salmanson and Morales, pursuant to a Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2008 and amended on June 23, 2008 (the “Preliminary Proxy Statement”), proposed a slate of directors, including Messers. Morales, Kratz, Strong, Koss, Terry and Ogle and Ms. Harriss (the “Director Nominees”) for election to the board of directors of the Issuer. For more information regarding the Director Nominees, please see the Preliminary Proxy Statement.

As set forth in the Preliminary Proxy Statement, Messrs. Salmanson and Morales provided a general outline of a strategic plan for the operation of the Issuer and its subsidiary bank for 2008 and 2009. Messrs. Salmanson and Morales also submitted unsuccessful offers to compromise with the Issuer on a joint slate of directors.

In addition to agreeing to join the slate of directors proposed by Messrs. Salmanson and Morales in the Preliminary Proxy Statement, each of the Reporting Persons reserved the right in the future to (i) request representation on the board of directors (if not elected as part of the proposed slate of Director Nominees), (ii) solicit consents, or proxies, to be used at a regular or special meeting of the shareholders of the Issuer (iii) seek the removal and/or replacement of one or more members of senior management of the Issuer, (iv) initiate a tender offer for some or all of the Common Stock, (v) seek to cause the Issuer to enter into one or more significant business transactions, and/or (vi) develop other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing.

On August 5, 2008, shareholders of the Issuer elected Douglas Kratz, Glen Terry, Cynthia Harriss, Lester Strong and Harice Ogle to the Issuer’s board of directors (the “Board”) from the slate of directors previously proposed by Messers. Salmanson and Morales. Additionally, shareholders elected incumbent directors David Buxbaum and Charles Keagle to the new Board. On August 11, 2008, the independent inspector of election at the annual meeting certified the tabulation of the votes for the election, thereby confirming the votes and immediately effecting the election of directors.

The Reporting Persons believe that they have substantially accomplished the goals of their group. Accordingly, on August 11, 2008, the date of final vote certification, the Reporting Persons agreed to disband their group and will no longer operate as a group in furtherance of the purposes set forth under Item 4 of the Original Schedule 13D. Furthermore, the Reporting Persons have no intention to act together with any other Reporting Person for any purpose including acquiring, holding or disposing of the common stock of the Issuer.

None of the Reporting Persons is deemed to be the beneficial owners of 5% or more of the common stock of the Issuer any longer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A Agreement Relating to the Filing of Joint Statements Pursuant to Rule 13d-1(k)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2008

/s/ Jon Salmanson
Jon Salmanson

/s/ Norman Morales
Norman Morales

ONE INVESTMENTS, LLC.

By:	/s/ Douglas M. Kratz
Name:	Douglas M. Kratz
Its:	Chairman

/s/ Douglas M. Kratz
Douglas M. Kratz

/s/ Perry B. Hansen
Perry B. Hansen

/s/ Lester Strong
Lester Strong

/s/ Thomas Koss II
Thomas Koss II

/s/ Cynthia Harriss
Cynthia Harriss

/s/ Glen Terry
Glen Terry

/s/ Harice Ogle
Harice Ogle

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A TO SCHEDULE 13D

Agreement Relating to the Filing of Joint Statements Pursuant to Rule 13d-1(k)

Pursuant to Rule 13d-1(k)(1)(iii) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13D to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

Dated as of August 13, 2008.

/s/ Jon Salmanson
Jon Salmanson

/s/ Norman Morales
Norman Morales

ONE INVESTMENTS, LLC.

By:	/s/ Douglas M. Kratz
Name:	Douglas M. Kratz
Its:	Chairman

/s/ Douglas M. Kratz
Douglas M. Kratz

/s/ Perry B. Hansen
Perry B. Hansen

/s/ Lester Strong
Lester Strong

/s/ Thomas Koss II
Thomas Koss II

/s/ Cynthia Harriss
Cynthia Harriss

/s/ Glen Terry
Glen Terry

/s/ Harice Ogle
Harice Ogle